SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                     First Federal Financial Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   32021R 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Robert B. Pomerenk, Esq.
                          Luse Gorman Pomerenk & Schick
                           A Professional Corporation
                                    Suite 400
                           5335 Wisconsin Avenue, N.W.
                             Washington, D.C. 20015
                                 (202) 274-2000
--------------------------------------------------------------------------------
            (Name, Address, Telephone number of Person Authorized to
                       Receive Notices and Communications)


                                  June 28, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]


                         (Continued on following pages)
                                Page 1 of 6 Pages

CUSIP NO. 32021R 10 8                  13D                     Page 2 of 6 Pages
--------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Federal Financial Services, MHC        EIN: 37-1413554
--------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------

3.   SEC USE ONLY
--------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT TO ITEMS 2(D) OR
     2(e)                                                                    [_]

     Not Applicable
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     2,156,033
--------------------------------------------------------------------------------

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     -0-
--------------------------------------------------------------------------------

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     2,156,033
--------------------------------------------------------------------------------

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,156,033
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [_]
--------------------------------------------------------------------------------

CUSIP NO. 32021R 10 8                  13D                     Page 3 of 6 Pages
--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.0%
--------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

     The securities as to which this Schedule 13D ("Schedule") relates are shares of common stock, par value $0.10 per share ("Common Stock"), of First Federal Financial Services, Inc., a federal corporation (the "Issuer"). The address of the Issuer's principal executive office is 300 St. Louis Street, Edwardsville, Illinois 62025.

Item 2.  Identity and Background
--------------------------------

     This Schedule is filed on behalf of First Federal Financial Services, MHC, a federally chartered mutual holding company (the "Company"). The Company's principal business is the ownership of the majority of the Issuer's shares of Common Stock. The business address of the Company is 300 St. Louis Street, Edwardsville, Illinois 62025.

     Pursuant  to  General   Instruction   C  of  Schedule  13D,  the  following
information is being provided with respect to each executive officer and director of the Company ("Insiders"):

Directors and Executive Officers


    Name                                  Occupation
---------------       ----------------------------------------------------------------------------
Larry W. Mosby        President and Chief Executive Officer of the Company
Joseph Helms          Semi-retired Veterinarian; Chairman of the Board of Directors of the Company
Robert Richards       President, Richards Brick Company
Dean Pletcher         Retired
Harry Gallatin        Retired
Joseph Stevens        Owner of Market Basket Grocery and Garden Center
Donald Engelke        Vice President and Chief Financial Officer of the Company
Nina Baird            Retired
Linda Werner          Corporate Secretary of the Company


(d) During the past five years, neither the Company nor any of the Insiders have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Company nor any of the Insiders have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

CUSIP NO. 32021R 10 8                  13D                     Page 4 of 6 Pages
--------------------------------------------------------------------------------

(f)  All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     The Issuer was formed in January 2001 for the purpose of becoming the stock holding company of First Federal Savings & Loan Association of Edwardsville (the "Bank") and the Company was formed in January 2001 for the purpose of becoming the mutual holding company parent of the Issuer. On June 28, 2004 and pursuant to the Stock Issuance Plan (the "Plan"), 2,156,033 shares of Common Stock were issued to the Company, and 1,764,027 shares of Common Stock were sold to depositors of the Bank (the "Stock Offering").

Item 4.  Purpose of Transaction
-------------------------------

     The primary purposes of the Issuer's Stock Offering were to (1) offer the Bank's depositors, employees, management and directors an equity ownership interest in the Bank and thereby obtain an economic interest in its future success, and (2) increase the Bank's capital to support future growth and profitability.

     However, while the Company intends to exercise its rights as majority stockholder, neither the Company nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, except for the possibility of the addition of one board member who would qualify as an "audit committee financial expert" under the federal securities laws; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In the future, the Company and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the Company and/or the Insiders may determine to sell shares of the Issuer's Common Stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

CUSIP NO. 32021R 10 8                  13D                     Page 5 of 6 Pages
--------------------------------------------------------------------------------

     a. As of March 30, 2005, the Company directly and beneficially owned 2,156,033 shares of the Issuer's Common Stock, which represented 55.0% of the issued and outstanding shares of Common Stock on such date.

     b. The Company has the sole power to vote and the sole power to dispose of the shares of Common Stock it owns.

     c. The Company has not effected any transaction in the Issuer's Common Stock within the past 60 days.

     d. No person or entity other than the Company has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock reported in this Schedule.

         e. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

     As of the date of this Schedule, neither the Company nor any of the Insiders is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

     None.

CUSIP NO. 32021R 10 8                  13D                     Page 6 of 6 Pages
--------------------------------------------------------------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

                                  FIRST FEDERAL FINANCIAL SERVICES, MHC


                                  By:  /s/ Larry W. Mosby
                                       -------------------------------------
                                       Larry W. Mosby
                                       President and Chief Executive Officer


Date: March 30, 2005